SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2009

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 27, 2009, entitled "DEALINGS IN SECURITIES BY DIRECTORS".

99.2   Release dated November 27, 2009, entitled "RESULTS OF ANNUAL GENERAL MEETING ("AGM')."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 30, 2009   By: /s/ Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

DEALINGS IN SECURITIES BY DIRECTORS

1. DRDGOLD announces that, in respect of the twelve-month allocation of DRDGOLD ordinary share options ("share options") to employees in terms of the DRDGOLD (1996) Employee Share Option Scheme (as amended) ("the Share Option Scheme"), a total of 4,100,000 share options were allocated to 53 senior members of staff on 20 October 2009.

2. In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, the following information is disclosed regarding the acceptance of share options on 24 November 2009 by directors and officers of DRDGOLD and its major subsidiaries in terms of the Share Option Scheme.

Name:	CC Barnes - Chief Financial Officer of DRDGOLD
Number of share options:	225,000
Strike price:	R5.35
Total value if exercised:	R1 203,750.00

Name:	TJ Gwebu – Company Secretary of DRDGOLD
Number of share options:	210,000
Strike price:	R5.35
Total value if exercised:	R1, 123,500.00

Name:	CM Symons - Director of Crown Gold Recoveries (Pty) Limited
Number of share options:	210,000
Strike price:	R5.35
Total value if exercised:	R1, 123.500.00

Name:	M Burrell - Director of Blyvooruitzicht Gold Mining Company Limited
Number of share options:	83,604
Strike price:	R5.35

Total value if exercised:	R447, 281.40

Name:	C Russouw - Director of Blyvooruitzicht Gold Mining Company Limited
Number of share options:	210,000
Strike price:	R5.35
Total value if exercised:	R1, 123.500.00

Name:	AJ Hamman - Director of Crown Gold Recoveries (Pty) Limited
Number of share options:	28,933
Strike price:	R5.35
Total value if exercised:	R154, 791.55

Name:	HN Gouws - Director of Crown Gold Recoveries (Pty) Limited
Number of share options:	170,000
Strike price:	R5.35
Total value if exercised:	R909, 500.00

Name:	WSO O'Brien - Director of Blyvooruitzicht Gold Mining Company Limited
Number of share options:	170,000
Strike price:	R5.35
Total value if exercised:	R909, 500.00

3. The share options referred to in paragraphs 1 and 2 above represent direct, beneficial interests in DRDGOLD ordinary shares and vest in the manner set out in the table below:

Vesting date	Percentage of share options which vest
20 April 2010	25%
20 October 2010	25%
20 October 2011	25%
20 October 2012	25%

In accordance with DRDGOLD's corporate governance principles and in terms of paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance for the acceptance of the above allocations has been obtained from the Remuneration Committee of DRDGOLD.

The non-executive directors and the Chief Executive Officer of DRDGOLD by choice do not participate in the Share Option Scheme.

Randburg

27 November 2009

Sponsor

QuestCo Sponsors

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("the company")

RESULTS OF ANNUAL GENERAL MEETING ("AGM")

Shareholders are advised that, at the AGM held at the company's registered offices on Friday 27 November 2009, all the ordinary and special resolutions set out in the Notice of AGM, dated 16 September 2009, were passed by the requisite majority of shareholders. The special resolutions will be lodged with the Companies and Intellectual Property Registration Office as soon as practicable for registration.

Randburg
27 November 2009

Sponsor
QuestCo Sponsors (Pty) Limited